

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Patrick McClymont
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada L5K 1B1

      Re: IMAX Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 26, 2019
          File No. 001-35066

Dear Mr. McClymont:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Electronics and Machinery